SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For August 2, 2002

LLOYDS TSB GROUP plc
(Translation of Registrant's Name Into English)

71 Lombard Street
London EC3P 3BS
United Kingdom
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ] No [X]

Lloyds TSB Group plc

INDEX TO EXHIBITS

Item

1. News Release dated August 2, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS TSB GROUP plc

Date: August 2, 2002

By: [signature]
Name: M D Oliver
Title: Director of Investor Relations

Lloyds TSB Group plc

Results for half-year to 30 June 2002

Lloyds TSB

PRESENTATION OF RESULTS

During the first half of 2002 the Group implemented a number of changes in accounting policies following the issue of new accounting standards and guidelines: Urgent Issues Task Force Abstract 33 – Obligations in Capital Instruments, FRS 17 – Retirement Benefits, FRS 19 – Deferred Tax, and detailed guidance from the Association of British Insurers (ABI) for best practice in the preparation of results using the achieved profits method of accounting. In accordance with the requirements of accounting standards, the Group has restated comparative figures to reflect these changes (page 41, note 1).

In accordance with generally accepted accounting practice amongst listed insurance companies in the UK, the results of the Group's life and pensions business have been separately analysed between an operating profit, which includes investment earnings calculated using longer-term investment rates of return, and a profit before tax, separately identifying the short-term fluctuations in investment returns (page 45, note 5).

CONTENTS

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds TSB Group, its current goals and expectations relating to its future financial condition and performance. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Lloyds TSB Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, risks concerning borrower credit quality, market related risks such as interest rate risk and exchange rate risk in its banking business and equity risk in its insurance businesses, changing demographic trends, unexpected changes to regulation or regulatory actions, changes in customer preferences, competition and other factors. Please refer to the latest Annual Report on Form 20-F of Lloyds TSB Group filed with the US Securities and Exchange Commission for a discussion of such factors.

PERFORMANCE HIGHLIGHTS

Results – statutory basis

- Total income increased by 6 per cent to £4,597 million.
- Operating expenses increased by 1 per cent to £2,360 million.
- Trading surplus increased by 11 per cent to £2,237 million.
- Profit before tax increased by £1 million to £1,604 million.
- Profit attributable to shareholders decreased by 2 per cent to £1,113 million.
- Earnings per share decreased by 2 per cent to 20.0p.
- Economic profit increased by 8 per cent to £633 million.
- Post-tax return on average shareholders' equity 20.9 per cent.
- Total capital ratio 9.5 per cent, tier 1 capital ratio 7.8 per cent.
- Interim dividend increased by 5 per cent to 10.7p per share.

Results - *excluding short-term fluctuations in investment returns, the impact of investment returns* on the Group's pension scheme assets and efficiency programme related restructuring costs (page 46, note 7):

- Total income increased by 4 per cent to £4,911 million.
- Operating expenses fell by 1 per cent to £2,238 million.

Commenting on the results Lloyds TSB Group chairman, Maarten van den Bergh, said: -

"In difficult market and economic circumstances the Group has performed satisfactorily in the first half of 2002. This solid performance has enabled the board to increase the interim dividend by 5 per cent.

Whilst our operating environment is likely to remain difficult throughout the second half of the year, particularly for our equity market sensitive businesses, we expect the Group to continue to make progress."

GROUP CHIEF EXECUTIVE'S STATEMENT

In the first half of 2002 the Group's profit before tax increased by £1 million to £1,604 million, and the trading surplus increased by 11 per cent to £2,237 million. This is a solid performance during such a period of economic and market turbulence, particularly given the continuing impact on our business of fragile stockmarket sentiment and weak equity markets, general concerns regarding the future prospects of certain large corporates, and the impact of lower investment returns on the Group's pension scheme assets, which are now reflected in Group results following our recent implementation of Financial Reporting Standard 17.

The substantial turmoil surrounding the operating, regulatory and stockmarket environment in which we operate has, in my experience, been unprecedented. High profile corporate failures resulting from irregularities in accounting treatment in the United States of America have increased the destabilisation of global equity and bond markets. These issues have had a direct effect on the Group's results in the first half of the year, and are likely to continue to have an impact going forward until some stability returns to global stockmarkets, but they do not impact our long-term strategic goals, the fundamental strength of the Group or the way in which we run our business.

Our underlying revenue growth of 4 per cent, in conjunction with a reduction of 1 per cent in underlying expenses, is a creditable performance. Augmented by our efficiency programmes, our control and focus on costs has, in particular, helped the Group to deliver solid results at a time when market volatility has affected our ability to achieve higher levels of quality income growth, without damaging the risk profile of the Group. In a low growth, low inflation and low interest rate macroeconomic environment, cost control remains critically important, and the Group's key focus on the effective management of its cost base will support its commitment to grow revenues at a materially higher rate than costs.

Within our businesses, the performance of retail banking is now benefiting from the substantial investments we have made to reposition the business for strong future profitable growth. Product sales in retail banking were at an all time high in the first half of 2002 and recruitment of new customers remains buoyant in the light of intense competition. Service quality has also been improving, although more remains to be done.

Our life assurance business, in line with the rest of the industry, has experienced a period of difficult trading conditions as a result of the considerable fall in equity markets, which inevitably has had a marked effect on consumer confidence in equity-based products. These difficult trading conditions have affected, and will continue to affect, the short-term profitability of Scottish Widows. However we believe the long-term growth prospects for this sector of the market remain good. The long-term winners will be those with extensive customer franchises and distribution reach, augmented by economies of scale and strong brand power. We have these in abundance. This outlook is underpinned by the recent Sandler report, which broadly we support, although we remain firmly opposed to any form of price capping. Our general insurance business has continued to deliver very strong profitable growth, with pre-tax profits increasing by 17 per cent, compared with the first half of last year.

In our Wholesale Markets and International Banking businesses good profitable growth continues to be achieved by many of our specialist businesses. Our cautious approach to large scale lending has served the Group well and overall asset quality remains satisfactory. We have also acted prudently in providing an incremental £70 million to cover the Group's exposure to two large US corporate customers. The Group maintains a constant review of all large corporate and sector exposures and remains satisfied that its prudent lending approach will continue to ensure that the Group's high quality lending book remains well positioned. Whilst we remain aware of the recent turbulence in equity and other markets, we are not at this stage experiencing any material deterioration in the overall quality of our assets. Elsewhere in our international businesses we saw good profit growth in international private banking and offshore banking, and in New Zealand.

Difficult economic circumstances in Argentina continue to have an impact on our business. The Argentine government and the International Monetary Fund have yet to agree a firm basis for the provision of financial support. Until this takes place, the longer-term impact on our business in Argentina cannot be properly evaluated. In the first half of 2002, however, the Group made a further write-down of £30 million against its Argentine government debt to reflect current bond secondary market prices. In addition, to take account of local credit difficulties, the Group has increased the general provision relating to Argentina by £20 million, bringing the total general provision raised for this purpose to £75 million. Our outstanding exposure to Argentina remains relatively modest, and has reduced over the last six months.

In the first half of the year the Group successfully continued to pursue its three strategic aims: to be a leader in our chosen markets, to be first choice for our customers and to drive down day-to-day operational costs to enable us to further invest in the business. This is a clear strategy that is being well implemented and delivered, and ensures that the Group continues to seek the optimum balance between short-term profit growth and investment in the future of the business to create sustainable long-term value for all our stakeholders. In the pursuit of these strategic aims the Group's market share has increased in a number of core markets during the first half of the year, particularly in general insurance, personal lending and credit cards, and this enabled branch network product sales to increase by some 15 per cent, compared to the first half of 2001. As a result, average customer product holdings of 2.46 are well on track to achieve the targeted 2.5 products per customer by the end of the year. Day-to-day operating costs have remained under strict control as the Group continues to capture the benefits of its extensive investment in efficiency over recent years.

Much has been written about the capital position of life assurance companies and groups like ours that own substantial life assurance businesses. Clearly the substantial falls in equity markets have, during recent times, reduced the Group's retained earnings, slowed the level of capital generation and affected the level of solvency within our life business, Scottish Widows. However, at the end of the half-year the Group's capital position remained satisfactory with the Group's total capital ratio at 9.5 per cent and the free asset ratio of Scottish Widows at an estimated 12.4 per cent, after the relaxation of the resilience test announced recently by the Financial Services Authority. Scottish Widows includes no implicit items such as future profits in the calculation of its free asset ratio. Whilst the position remains volatile, and the proportion of equities held is a key element, the FTSE 100 index could fall to below 3,500 before the Group would need to inject capital into its life operations.

An interim dividend of 10.7p per share will be paid, an increase of 5 per cent. Excluding short-term fluctuations in investment returns, this represents a dividend cover over the last twelve months of 1.5 times. The increase reflects the quality and quantity of the Group's earnings, its balance sheet strength and the board's confidence in the Group's prospects at a time when there is great uncertainty surrounding the outlook for global financial markets. Using the 653p share price at 30 June 2002, this represents a historic net dividend yield of 5.2 per cent.

The business environment in which we operate is characterised by increasing levels of competition, volatile equity markets and increasing government intervention and regulation. Against this backdrop, Lloyds TSB will continue to focus on its long-standing principles of prudent and sustainable revenue growth from the creation of value for customers, tight management of its cost base and strong credit risk management. With ongoing revenue benefits expected from our customer relationship management and segmentation strategies and further cost efficiencies planned from the Group's restructuring programmes we go forward confidently. I believe we are well positioned for future organic growth and the challenges ahead.

Peter Ellwood
Group Chief Executive

SUMMARY OF RESULTS

	Half-year to 30 June		Increase (Decrease)	Half-year to 31 December
	2002	2001		2001
Results – statutory basis	**£m**	£m	%	£m
Total income	**4,597**	4,351	6	4,538
Operating expenses	**2,360**	2,337	1	2,439
Trading surplus	**2,237**	2,014	11	2,099
Provisions for bad and doubtful debts	**479**	323	48	424
Profit before tax	**1,604**	1,603	-	1,558
Profit attributable to shareholders	**1,113**	1,131	(2)	1,098
Economic profit (page 44, note 2)	**633**	585	8	534
Earnings per share (pence)	**20.0**	20.5	(2)	19.8
Post-tax return on average shareholders' equity (%)	**20.9**	18.7		17.5
Results - excluding short-term fluctuations in investment returns, the impact of investment returns on the Group's pension scheme assets and efficiency programme related restructuring costs				
Total income	**4,911**	4,700	4	4,741
Operating expenses	**2,238**	2,271	(1)	2,253
Shareholder value				
Closing market price per share	**653p**	711p	(8)	746p
Total market value of shareholders' equity	**£36.5bn**	£39.5bn	(8)	£41.5bn
Dividends per share	**10.7p**	10.2p	5	23.5p
Balance sheet	**£m**	£m		£m
Shareholders' equity	**10,976**	12,601	(13)	10,356
Total assets	**246,515**	232,569	6	235,945
Net assets per share (pence)	**194**	224	(13)	184
Risk asset ratios	**%**	%		%
Total capital	**9.5**	9.4		8.8
Tier 1 capital	**7.8**	8.4		7.8

REVIEW OF FINANCIAL PERFORMANCE

In the first half of 2002 the Group's profit before tax increased by £1 million to £1,604 million from £1,603 million in the first half of 2001. Total income increased by £246 million, or 6 per cent, whilst operating expenses increased by £23 million, or 1 per cent, notwithstanding an increase of £56 million in restructuring costs relating to the Group's efficiency programmes. Excluding short-term fluctuations in investment returns and investment returns on the Group's pension scheme assets, total income increased by 4 per cent whilst total costs, excluding efficiency programme related restructuring costs, reduced by 1 per cent. On a similar basis, the efficiency ratio improved to 45.6 per cent, compared with 48.3 per cent in the first half of 2001.

Customer lending and deposits continue to grow well with further growth in market share being achieved in a number of our core markets. Over the last twelve months customer lending grew by 7 per cent to £128 billion and customer deposits increased by 7 per cent to £114 billion. The Group net interest margin was 3.27 per cent, compared with 3.41 per cent in the first half of 2001. This reduction was more than compensated for by increased volumes.

Profit attributable to shareholders was 2 per cent lower at £1,113 million and earnings per share decreased by 2 per cent to 20.0p. Shareholders' equity increased by £620 million to £10,976 million in the first half of 2002 and the post-tax return on average shareholders' equity was 20.9 per cent, compared to 18.7 per cent in the first half of 2001. Economic profit increased by 8 per cent to £633 million. The post-tax return on average assets was 1.19 per cent, and the post-tax return on average risk-weighted assets was 2.07 per cent.

Our bancassurance, customer relationship management and segmentation strategies continue to deliver good results in a challenging marketplace. Profit before tax, excluding short-term fluctuations in investment returns and efficiency programme related restructuring costs, from **UK Retail Financial Services**, which includes UK Retail Banking, Mortgages, and Insurance and Investments, increased by £46 million to £1,459 million, from £1,413 million in the first half of 2001, despite the substantial turmoil in equity markets and continuing competition in the mortgage business. The trading surplus increased by £151 million, or 9 per cent, to £1,844 million.

- Pre-tax profit from **UK Retail Banking** (page 15) increased by £25 million to £243 million, compared with the first half of 2001. There was strong growth in personal loans, up 19 per cent, and in credit card lending, up 24 per cent. Current account and savings and investment account balances increased by 9 per cent. Overall retail banking product sales were 15 per cent higher than in the first half of 2001. Costs remained tightly controlled and asset quality remains good, notwithstanding the general slowdown in economic activity within the UK. Provisions for bad and doubtful debts increased by £76 million to £272 million. New specific provisions increased by 24 per cent, largely as a result of volume related asset growth in the personal loan and credit card portfolios, whilst releases and recoveries increased by only 8 per cent.

- Pre-tax profit from **Mortgages** (page 16) increased by £3 million, or 1 per cent, to £431 million, from £428 million in the first half of 2001. Gross new lending increased by 31 per cent to £8.0 billion, compared with £6.1 billion a year ago, however net new lending was £2.0 billion resulting in an estimated market share of net new lending of 5.9 per cent. Whilst the Group does not intend to chase market share growth at any price, its current mortgage pipeline is at record levels and the Group expects its overall share of net new lending to be higher by the end of the year.

- Operating profit from **Insurance and Investments** (page 17) increased by £18 million, or 2 per cent, to £785 million from £767 million. Overall weighted sales in the Group's life, pensions and unit trust businesses were £372.7 million compared to £395.8 million in the first half of last year, a decrease of 6 per cent, but against the second half of last year, a period similarly characterised by stockmarket volatility and poor consumer confidence in equity-based products, weighted sales increased by 4 per cent. The 6 per cent reduction in weighted sales reflected a 12 per cent increase in weighted sales from life and pensions, offset by a 36 per cent reduction in weighted sales from unit trusts, largely caused by the continuing stockmarket volatility which has significantly reduced customer demand for equity-based ISA products. The reduction of £565 million in the Group's gross sales of unit trusts and equity-based ISAs was, however, offset by an increase in retail customer deposits of some £2 billion during the first half of the year. There was further strong growth in operating profit from the Group's general insurance operations. A 22 per cent growth in the combined premium income from underwriting and commissions from insurance broking led to an increase in operating profit of £55 million, or 17 per cent, to £388 million.

Wholesale Markets (page 23) pre-tax profit decreased by £58 million, or 14 per cent, to £355 million. Strong growth in customer lending, increased operating lease assets and the impact of the acquisition of First National Vehicle Holdings resulted in a £68 million, or 7 per cent, increase in total income. Operating expenses increased by £40 million, again partly as a result of the acquisition of First National Vehicle Holdings, and the provisions charge for bad and doubtful debts increased by £83 million principally as a result of the further provisions totalling £70 million against the Group's loans and advances to two large US corporate customers. All businesses continued to demonstrate satisfactory underlying performances during a period of considerable corporate turmoil.

International Banking (page 25) pre-tax profit was £37 million, or 14 per cent, higher at £309 million compared with the first half of 2001. Profits from New Zealand increased by 25 per cent to £110 million as a result of good growth in all core businesses, particularly small business banking. Our consumer finance business in Brazil, Losango Consumer Finance, made a pre-tax profit of £16 million and the Group's international private banking and offshore banking operations increased their pre-tax profit by £21 million, or 26 per cent, to £101 million. The Emerging Markets Debt portfolio contributed £77 million compared with a contribution of £65 million in the first half of 2001.

The total Group charge for bad and doubtful debts was 48 per cent higher at £479 million, compared with £323 million in the first half of 2001 and £424 million in the second half of last year (page 37). In UK Retail Banking the provisions charge increased by £76 million, from £196 million to £272 million, largely as a result of volume related asset growth in the personal loan and credit card portfolios. In Wholesale Markets the provisions charge increased by £83 million to £151 million from £68 million in the first half of 2001. There was an increase in provisions within the corporate lending portfolio, reflecting the slowdown in economic activity in the UK, and the Group has made further provisions totalling £70 million against its exposure to two large US corporate customers.

International Banking provisions increased to £58 million from £57 million, as lower specific provisions in Latin America were offset by an increase of £20 million in the Group's general provision relating to its exposure to Argentina. The Group's charge for bad and doubtful debts, expressed as a percentage of average lending, was 0.75 per cent compared to 0.55 per cent in the first half of 2001. Excluding the £70 million provisions relating to the two large US customers and the £20 million general provision relating to Argentina, the Group provisions charge as a percentage of average lending was 0.61 per cent. At the end of the half-year provisions for bad and doubtful debts for the Group totalled £1,566 million, representing over 120 per cent of non-performing loans (2001 first half: 120 per cent) and the level of non-performing loans decreased slightly to £1,216 million, compared with £1,222 million in December 2001. Arrears levels, in general, remain stable.

The total capital ratio was 9.5 per cent and the tier 1 capital ratio was 7.8 per cent. Balance sheet assets increased by £11 billion, or 4 per cent, to £247 billion from £236 billion at the end of 2001. Over the last twelve months, loans and advances to customers increased by £9 billion, or 7 per cent. Risk-weighted assets increased by 8 per cent to £116 billion from £108 billion at the end of 2001. Capital generation remains strong and the FTSE 100 index could fall to below 3,500 before the Group would need to inject additional capital into Scottish Widows for solvency purposes. However, during the first half of the year we did transfer surplus capital of £140 million from the closed life funds of Lloyds TSB to Scottish Widows. At the end of June the Scottish Widows free asset ratio was an estimated 12.4 per cent after the relaxation in the solvency resilience test recently announced by the Financial Services Authority, compared with 11.5 per cent at the end of 2001 (page 45, note 6).

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Half-year to 30 June		Half-year to 31 December
	2002	2001	2001
	£m	£m	£m
Interest receivable:			
Interest receivable and similar income arising from debt securities	**278**	202	328
Other interest receivable and similar income	**4,868**	5,647	5,187
Interest payable	**2,589**	3,473	2,969
Net interest income	**2,557**	2,376	2,546
Other finance income	**85**	152	155
Other income			
Fees and commissions receivable	**1,523**	1,469	1,453
Fees and commissions payable	**(306)**	(271)	(331)
Dealing profits (before expenses)	**88**	106	127
Income from long-term assurance business	**23**	(79)	50
General insurance premium income	**235**	206	222
Other operating income	**392**	392	316
	1,955	1,823	1,837
Total income	**4,597**	4,351	4,538
Operating expenses			
Administrative expenses	**1,918**	1,993	1,981
Exceptional restructuring costs	**122**	66	186
Total administrative expenses	**2,040**	2,059	2,167
Depreciation	**299**	259	252
Amortisation of goodwill	**21**	19	20
Depreciation and amortisation	**320**	278	272
Total operating expenses	**2,360**	2,337	2,439
Trading surplus	**2,237**	2,014	2,099
General insurance claims	**107**	77	97
Provisions for bad and doubtful debts			
Specific	**451**	327	409
General	**28**	(4)	15
	479	323	424
Amounts written off fixed asset investments	**39**	6	54
Operating profit	**1,612**	1,608	1,524
Income from associated undertakings and joint ventures	**(8)**	(5)	(5)
Profit on sale of businesses	**-**	-	39
Profit on ordinary activities before tax	**1,604**	1,603	1,558
Tax on profit on ordinary activities	**462**	445	430
Profit on ordinary activities after tax	**1,142**	1,158	1,128
Minority interests - equity	**9**	7	10
- non-equity	**20**	20	20
Profit for the period attributable to shareholders	**1,113**	1,131	1,098
Dividends	**597**	566	1,306
Retained profit	**516**	565	(208)
Earnings per share	**20.0p**	20.5p	19.8p
Diluted earnings per share	**19.9p**	20.3p	19.6p

CONSOLIDATED BALANCE SHEET

	30 June 2002 £m	30 June 2001 £m	31 December 2001 £m
Assets			
Cash and balances at central banks	**717**	688	1,240
Items in course of collection from banks	**2,384**	1,866	1,664
Treasury bills and other eligible bills	**3,645**	3,303	4,412
Loans and advances to banks	**18,386**	19,320	15,224
Loans and advances to customers	**128,534**	120,146	123,059
Non-returnable finance	**(56)**	(230)	(124)
	128,478	119,916	122,935
Debt securities	**27,022**	17,749	24,225
Equity shares	**222**	240	225
Interests in associated undertakings and joint ventures	**33**	8	39
Intangible assets	**2,646**	2,573	2,566
Tangible fixed assets	**3,806**	3,125	3,365
Own shares	**38**	50	23
Other assets	**4,768**	4,150	4,468
Prepayments and accrued income	**2,587**	2,220	2,296
Pension asset*	**455**	3,411	508
Long-term assurance business attributable to the shareholder	**6,506**	6,414	6,366
	201,693	185,033	189,556
Long-term assurance assets attributable to policyholders	**44,822**	47,536	46,389
Total assets	**246,515**	232,569	235,945
Liabilities			
Deposits by banks	**22,091**	26,033	24,310
Customer accounts	**113,787**	105,883	109,116
Items in course of transmission to banks	**960**	403	534
Debt securities in issue	**31,495**	19,587	24,420
Other liabilities	**7,320**	5,393	6,673
Accruals and deferred income	**3,339**	3,824	3,563
Provisions for liabilities and charges:			
Deferred tax	**1,535**	2,403	1,563
Other provisions for liabilities and charges	**356**	380	367
Subordinated liabilities:			
Undated loan capital	**4,622**	3,875	4,102
Dated loan capital	**4,655**	4,113	4,006
Minority interests:			
Equity	**33**	33	37
Non-equity	**524**	505	509
	557	538	546
Called-up share capital	**1,415**	1,409	1,411
Share premium account	**1,093**	906	959
Merger reserve	**343**	343	343
Profit and loss account	**8,125**	9,943	7,643
Shareholders' funds (equity)	**10,976**	12,601	10,356
	201,693	185,033	189,556
Long-term assurance liabilities to policyholders	**44,822**	47,536	46,389
Total liabilities	**246,515**	232,569	235,945

*30 June 2002 figure based on December 2001 valuation (page 41, note 1).

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

	Half-year to 30 June 2002 £m	Year ended 31 December 2001 £m
Profit attributable to shareholders	**1,113**	2,229
Dividends	**(597)**	(1,872)
Retained profit	**516**	357
Currency translation differences on foreign currency net investments	**22**	(86)
Actuarial losses recognised in pension schemes	**-**	(2,010)
Issue of shares	**82**	194
Net increase (decrease) in shareholders' funds	**620**	(1,545)
Shareholders' funds at beginning of period	**10,356**	10,024
Prior period adjustment (page 41, note 1)	**-**	1,877
Shareholders' funds at end of period	**10,976**	10,356

CONSOLIDATED CASH FLOW STATEMENT

	Half-year to 30 June 2002 £m	Half-year to 30 June 2001 £m	Half-year to 31 December 2001 £m
Net cash inflow from operating activities	**4,235**	5,261	4,666
Dividends received from associated undertakings	**2**	2	-
Returns on investments and servicing of finance:			
Dividends paid to equity minority interests	**(13)**	(11)	(6)
Payments made to non-equity minority interests	**(20)**	(20)	(20)
Interest paid on subordinated liabilities (loan capital)	**(231)**	(262)	(252)
Interest element of finance lease rental payments	**-**	(1)	-
Net cash outflow from returns on investments and servicing of finance	**(264)**	(294)	(278)
Taxation:			
UK corporation tax	**(329)**	(213)	(469)
Overseas tax	**(90)**	(80)	(67)
Total taxation	**(419)**	(293)	(536)
Capital expenditure and financial investment:			
Additions to fixed asset investments	**(23,866)**	(21,327)	(25,722)
Disposals of fixed asset investments	**23,740**	19,465	21,065
Additions to tangible fixed assets	**(536)**	(380)	(777)
Disposals of tangible fixed assets	**114**	53	232
Capital injection to life fund	**(140)**	-	(100)
Net cash outflow from capital expenditure and financial investment	**(688)**	(2,189)	(5,302)
Acquisitions and disposals:			
Additions to interests in joint ventures	**(6)**	(6)	(38)
Acquisition of group undertakings	**(53)**	(111)	(69)
Disposal of group undertakings and businesses	**-**	-	40
Net cash outflow from acquisitions and disposals	**(59)**	(117)	(67)
Equity dividends paid	**(1,306)**	(1,172)	(566)
Net cash inflow (outflow) before financing	**1,501**	1,198	(2,083)
Financing:			
Issue of subordinated liabilities (loan capital)	**1,145**	485	257
Issue of ordinary share capital net of £56 million (2001 first half: £152 million; second half: £33 million) contribution to the QUEST	**82**	172	22
Repayments of subordinated liabilities (loan capital)	**(48)**	(26)	(105)
Capital element of finance lease rental payments	**(3)**	(16)	(4)
Net cash inflow from financing	**1,176**	615	170
Increase (decrease) in cash	**2,677**	1,813	(1,913)

PROFIT BEFORE TAX BY MAIN BUSINESSES

	Half-year to 30 June		Half-year to 31 December
	2002	2001	2001
	£m	£m	£m
UK Retail Banking	**243**	218	191
Mortgages	**431**	428	519
Insurance and Investments	**785**	767	718
UK Retail Financial Services	**1,459**	1,413	1,428
Wholesale Markets	**355**	413	465
International Banking	**309**	272	207
Central group items	**2**	72	2
Efficiency programme related restructuring costs	**(122)**	(66)	(186)
Profit before tax, excluding short-term fluctuations in investment returns	**2,003**	2,104	1,916
Short-term fluctuations in investment returns	**(399)**	(501)	(358)
Profit before tax	**1,604**	1,603	1,558

PERFORMANCE BY SECTOR

UK Retail Banking and Mortgages

	Half-year to 30 June		Half-year to 31 December
	2002	2001	2001
	£m	£m	£m
Net interest income	**1,641**	1,503	1,599
Other income	**533**	573	562
Total income	**2,174**	2,076	2,161
Operating expenses	**1,222**	1,227	1,229
Trading surplus	**952**	849	932
Provisions for bad and doubtful debts	**270**	198	217
Income from associated undertakings and joint ventures	**(8)**	(5)	(5)
Profit before tax*	**674**	646	710
Profit before tax*			
Retail Banking	**243**	218	191
Mortgages	**431**	428	519
	674	646	710
Efficiency ratio	**56.2%**	59.1%	56.9%
Total assets (period-end)	**£81.3bn**	£74.3bn	£78.0bn
Total risk-weighted assets (period-end)	**£51.2bn**	£45.8bn	£48.3bn

*excluding efficiency programme related restructuring costs

Profit before tax from UK Retail Banking and Mortgages increased by £28 million, or 4 per cent, to £674 million, compared with £646 million in the first half of 2001. The trading surplus increased by £103 million, or 12 per cent, to £952 million. Total income increased by £98 million, or 5 per cent, to £2,174 million. Net interest income increased by £138 million, or 9 per cent, to £1,641 million. Personal loans and credit card lending increased by 21 per cent and, within Retail Banking, balances on current accounts and savings and investment accounts grew by 9 per cent. Mortgage balances outstanding increased by 8 per cent to £58.6 billion.

Other income decreased by £40 million to £533 million. There was a £25 million improvement in income earned from credit and debit cards, and increased income from added value current accounts, but this was offset by a £36 million reduction in service charge income and a reduction of £33 million in profits from the sale and leaseback of premises, as our strategy of converting much of the Group's branch portfolio from freehold tenure to leasehold is almost complete.

Operating expenses decreased by £5 million to £1,222 million during the first half of 2002, compared to £1,227 million in the first half of 2001, as the benefits of the Group's efficiency programmes start to be captured. Bad debt provisions increased by £72 million, or 36 per cent, to £270 million, largely as a result of volume related asset growth in the personal loan and credit card portfolios.

UK Retail Banking and Mortgages (continued)

UK Retail Banking has the responsibility for managing the core relationship with our current account customers and, therefore, acts as the principal gateway for the cross-sale of our full range of bancassurance products and services. As such it contributes significantly to the profitability of other businesses, particularly in our life and pensions, and general insurance businesses.

Pre-tax profit from UK Retail Banking increased by £25 million, to £243 million, from £218 million in the first half of 2001, as growth of 25 per cent in the trading surplus, reflecting market share gains particularly in credit card and personal lending and greater unit cost efficiencies, was offset by the higher level of provisions for bad and doubtful debts. The Group is now starting to see the benefit of the investments made over the last few years in the strategic repositioning of the retail bank, which continues to be well positioned to capture the benefits of future development and growth.

We continue to offer a comprehensive multichannel distribution service to our customers. In addition to our network of over 2,100 branches, *lloydstsb.com*, our internet banking system, continues to grow and remains one of the most visited financial websites in Europe. Our telephone banking operation, comprising PhoneBank and PhoneBank Express, is the largest in the UK with 2.75 million registered customers. Our telephone banking contact centres handled some 14 million calls in the first half of 2002, making extensive use of interactive voice recognition technology to improve efficiency and service.

Business Banking continued to grow its customer franchise with customer deposits growing by 11 per cent and customer lending by 2 per cent during the first half of the year. Following the launch of the Group's unique segmentation strategy for the Business Banking market in 2001, roll-out to all existing customers is substantially complete with most customers now migrated to their choice of relationship offer. Underpinning these offers, and central to ensuring that our customers continue to grow their businesses successfully, is RouteMap, a suite of diagnostic tools to help and support customers. Use of *success4business.com,* our small business portal, also continues to grow.

In March 2002, the Competition Commission's report following its investigation into the supply of banking services to small and medium size enterprises (SMEs) was published by the government. The Group is currently in discussions with the Office of Fair Trading with regard to the detailed implementation of the proposed remedies suggested by the Competition Commission. The implications for Lloyds TSB and its SME customers have not yet therefore been fully assessed and, at this stage, the Group is unable to quantify in detail the impact upon its SME banking business. It is likely however that the annualised impact on profit before tax will be a reduction of some £100 million, based on the current level of interest rates.

UK Retail Banking and Mortgages (continued)

Mortgages	Half-year to 30 June 2002	Half-year to 30 June 2001	Half-year to 31 December 2001
Profit before tax*	**£431m**	£428m	£519m
Efficiency ratio	**22.7%**	22.7%	19.7%
Gross new mortgage lending	**£8.0bn**	£6.1bn	£7.9bn
Market share of gross new mortgage lending	**8.3%**	8.6%	8.8%
Net new mortgage lending	**£2.0bn**	£1.8bn	£2.1bn
Market share of net new mortgage lending	**5.9%**	7.5%	6.9%
Mortgages outstanding (period-end)	**£58.6bn**	£54.5bn	£56.6bn
Market share of mortgages outstanding	**9.3%**	9.6%	9.5%

*excluding efficiency programme related restructuring costs

Pre-tax profit from **Mortgages** increased by £3 million, or 1 per cent, to £431 million, from £428 million in the first half of 2001. Gross new lending increased by 31 per cent to £8.0 billion, compared with £6.1 billion a year ago. Net new lending increased to £2.0 billion resulting in an estimated market share of net new lending of 5.9 per cent. The Group's current mortgage pipeline is however at record levels and the Group expects its overall share of net new lending to be higher by the end of the year. The Group has continued to avoid exposure to the buy-to-let and sub-prime mortgage markets. Pre-tax profits in the second half of 2001 were higher as result of a number of base rate changes during that period and a release of £32 million of the Group's mortgage general provision. In the first half of 2002 there were no base rate changes or general provision releases, and a comparatively higher cost of retail funding.

During the first half of 2002 the Group's key objective in the mortgage business has been to achieve an appropriate balance between market share growth and profitability. At a time of rapid growth in the housing and mortgage markets we have chosen not to chase market share growth at the expense of price and quality. This has inevitably led to a reduction in our market share of net new mortgage lending. Nevertheless, mortgages are a key recruitment vehicle in the support of the Group's cross-sell targets and the £8.0 billion gross new mortgage lending during the half-year was a record half-year performance for the Group.

The efficiency ratio of the Group's total mortgage business was 22.7 per cent, unchanged from the first half of 2001. The Group continues to be one of the most efficient mortgage providers in the UK. C&G continues to benefit from mortgage sales distribution through the Lloyds TSB branch network, the IFA market and from the strength of the C&G brand. In addition C&G Teledirect, its internet and telephone operation, continued to perform strongly. Business levels sourced from intermediaries remain strong.

A relatively stable arrears position and the beneficial effect of house price increases have meant that bad debt provisions remained at low levels. New provisions were offset by releases and recoveries resulting in a release of provisions of £2 million for the half-year, compared with a charge of £2 million in the first half of 2001. The quality of our mortgage lending continues to be very satisfactory.

Insurance and Investments

(the life, pensions and unit trust businesses of Scottish Widows and Abbey Life; general insurance underwriting and broking; and Scottish Widows Investment Partnership)

	Half-year to 30 June		Half-year to 31 December
	2002	2001	2001
	£m	£m	£m
Life, pensions and unit trusts	**390**	420	392
General insurance	**388**	333	323
Operating profit from Insurance	**778**	753	715
Scottish Widows Investment Partnership	**7**	14	3
Total operating profit*	**785**	767	718
Short-term fluctuations in investment returns	**(399)**	(501)	(358)
*excluding efficiency programme related restructuring costs			

Operating profit from Insurance and Investments increased by 2 per cent to £785 million, from £767 million in the first half of 2001.

Operating profit from our life, pensions and unit trust businesses decreased by £30 million, or 7 per cent, to £390 million, following a reduction of £41 million in the contribution from Abbey Life now that it is closed to new business. Pre-tax profits from Scottish Widows increased by £11 million, or 3 per cent to £333 million. The market for medium and long-term investments continued to be adversely affected in the first half of the year, as a direct consequence of the continued volatility in global stockmarkets.

Total sales from the Group's life, pensions and unit trust businesses were £2,138.7 million, compared with £2,501.1 million in the first half of 2001 and £1,922.4 million in the second half of last year, a period similarly characterised by stockmarket volatility and poor customer confidence in equity-based products. Overall weighted sales were £372.7 million compared to £395.8 million in the first half of last year, a decrease of 6 per cent, but against the second half of the year weighted sales increased by 4 per cent. The reduction in weighted sales, compared to the first half of last year, reflected a 12 per cent increase in weighted sales from life and pensions, offset by a 36 per cent reduction in weighted sales from unit trusts and equity-based ISAs, largely caused by the continuing volatility in global stockmarkets throughout the first half of 2002.

By distribution channel, weighted sales from independent financial advisers rose by 11 per cent as a result of strong life and pensions sales. In the branch network weighted sales were 10 per cent lower as a result of the substantial reduction in sales of unit trusts. Against the second half of 2001, however, network sales increased by 9 per cent. Scottish Widows remains the leading equity-based ISA provider in the UK as confirmed by the Investment Management Association (IMA) and the Group remains well placed in this sector of the market.

Insurance and Investments (continued)

A major programme is underway to convert our unit trust range of some 80 funds into a range of Open Ended Investment Companies (OEICs). This programme will be completed by the end of 2002 and the resulting simpler range of mutual funds will mean that the Group is well positioned to take advantage of the likely changes in the market place, in particular the proposals outlined in the recently published Sandler report.

During the first half of 2002 Scottish Widows has maintained its position as a leading provider in the stakeholder pensions market. It became the nominated stakeholder pensions provider for a number of associations and employers, which gives access to more than 48,000 employers. Over 21,000 employers have now designated Scottish Widows as their stakeholder pensions provider, resulting in 854,000 employees being offered stakeholder pensions. In the first half of 2002, weighted sales of stakeholder pension products totalled £54 million.

Operating profit from general insurance operations, comprising underwriting and broking, rose by £55 million, or 17 per cent, to a record £388 million, mainly as a result of continued strong revenue growth from creditor and home insurance. With some 8.7 million general insurance policies in force, we estimate that the Group has market leadership positions in the distribution of home, creditor and travel insurance.

The principal focus of Scottish Widows Investment Partnership (SWIP) is the delivery of consistent superior investment performance. Pre-tax profits from SWIP for the half-year were £7 million compared with £14 million in the first half of 2001, the reduction in profitability being driven primarily by lower stockmarket levels. At the end of the half-year SWIP had £76 billion of funds under management out of Groupwide funds under management totalling £105 billion. Having created a top class investment management team, SWIP is already demonstrating a strong turnaround in performance. Overall fund management performance in the first half of 2002 showed a significant improvement. SWIP's largest UK equity fund, the UK growth fund, has achieved a top quartile performance over six and twelve months. This improvement in performance is also reflected in each of SWIP's mainstream, actively managed UK equity funds which have all achieved top quartile performance over three, six, nine and twelve month periods. A number of new products have been launched in the first half of the year, most notably the SWIP Global Liquidity Fund, one of the largest sterling Institutional Money Market Funds.

The Group is reviewing its complete offering ahead of the publication of the final proposals regarding depolarisation, in order to ensure that we continue to offer a level of choice appropriate to the needs of our customers. With Scottish Widows continuing to be the best recognised brand in the medium to long-term savings market and the actions already taken to improve choice by offering a range of externally managed funds alongside those offered by Scottish Widows Investment Partnership, the Group remains well placed to prosper in a depolarised world. In particular, Scottish Widows' unique multi-manager partnership with Frank Russell has been well received both in the IFA market and by our own customers.

Insurance and Investments (continued)

	Half-year to 30 June 2002 £m	Half-year to 30 June 2001 £m	Half-year to 31 December 2001 £m
Total new business premium income			
Regular premiums:			
Life - mortgage related	**16.0**	11.3	13.4
- non-mortgage related	**14.0**	8.8	11.1
Pensions	**103.4**	104.0	128.8
Health	**2.9**	2.4	2.2
Total regular premiums	**136.3**	126.5	155.5
Single premiums:			
Life	**816.6**	721.0	963.2
Annuities	**180.1**	140.6	198.0
Pensions	**440.5**	383.0	335.2
Total single premiums	**1,437.2**	1,244.6	1,496.4
External unit trust sales:			
Regular payments	**40.2**	35.4	29.6
Single amounts	**525.0**	1,094.6	240.9
Total external unit trust sales	**565.2**	1,130.0	270.5
Weighted sales (regular + 1/10 single)			
Life and pensions	**280.0**	250.9	305.2
Unit trusts	**92.7**	144.9	53.7
Life, pensions and unit trusts	**372.7**	395.8	358.9
Weighted sales by distribution channel			
Branch network	**185.0**	206.0	170.2
Independent financial advisers	**155.3**	140.2	139.6
Direct	**32.4**	49.6	49.1
Life, pensions and unit trusts	**372.7**	395.8	358.9
Group funds under management	**£bn**	£bn	£bn
Scottish Widows Investment Partnership	**76**	84	78
UK Wealth Management	**11**	12	11
International	**18**	21	20
	105	117	109

Insurance and Investments (continued)

Life, pensions and unit trusts

	Half-year to 30 June		Half-year to 31 December
	2002	2001	2001
	£m	£m	£m
New business income	**182**	153	205
Existing business			
- expected return	**146**	174	185
- experience variances	**26**	5	32
- assumption changes and other items	**54**	54	41
- pension provision	**-**	-	(70)
	226	233	188
Investment earnings	**113**	123	124
Life and pensions distribution costs	**(136)**	(120)	(135)
	385	389	382
Unit trusts	**51**	95	46
Unit trust distribution costs	**(46)**	(64)	(36)
	5	31	10
Operating profit*	**390**	420	392
New business margin (life and pensions)	**16.4**	13.2	22.9

*excluding efficiency programme related restructuring costs

New business income increased by 19 per cent supported by a 12 per cent growth in weighted sales from life and pensions products, and an improved performance in the more profitable life products. Against the second half of last year new business income fell by 11 per cent, broadly in line with the reduction in life and pensions weighted sales. During the first half of the year the life and pensions new business margin, defined as new business income less distribution costs divided by weighted sales, increased to 16.4 per cent, from 13.2 per cent in the first half of 2001. The improvement largely arose from an improved product mix, particularly higher margin regular premium life products.

Profit before tax from existing business fell by 3 per cent from £233 million to £226 million. The expected return from existing business, which reflects the unwinding of the long-term discount rate applied to the expected cash flows from the Group's portfolio of in-force business, decreased by £28 million, or 16 per cent, to £146 million. This reduction reflects the lower value of in-force business at the beginning of the year, caused by the effect of lower stockmarkets on annual management charges.

Insurance and Investments (continued)

Life, pensions and unit trusts (continued)

The adequacy of the provision for redress to past purchasers of pension policies has been reviewed in the light of ongoing experience and, given that the review and final settlement is now substantially complete, greater certainty as to the number and size of compensation claims likely to be paid. The total provision charged for this purpose at 30 June 2002 was £972 million, and most of this provision has now been utilised. The Group anticipates that the review will be completed within the second half of the year but, with lower stockmarket levels increasing the anticipated cost of redress, it is possible that the total provision charged to date may not be sufficient to cover the final cost of the review. Any possible final provision is not, however, expected to be material in Group terms.

The Group's Abbey Life subsidiary, in common with a number of companies in the life assurance industry, is currently carrying out a review of the past sales of certain endowment based products made by the Abbey Life salesforce prior to its disposal by the Group in February 2000. This review is expected to be completed over the course of the next few months, when the Group will be in a better position to assess any financial implications more accurately.

Insurance and Investments (continued)

General Insurance

	Half-year to 30 June		Half-year to 31 December
	2002	2001	2001
	£m	£m	£m
Premium income from underwriting			
Creditor	**54**	56	54
Home	**165**	132	149
Health	**22**	22	23
Re-insurance premiums	**(6)**	(4)	(4)
	235	206	222
Commissions from insurance broking			
Creditor	**227**	149	174
Home	**19**	18	23
Health	**9**	9	13
Other	**78**	84	58
	333	260	268
Operating profit*	**388**	333	323

*excluding efficiency programme related restructuring costs

Operating profit from our general insurance operations, comprising both underwriting and broking activities, rose by £55 million, or 17 per cent, to £388 million.

Premium income from underwriting increased by £29 million, or 14 per cent, largely as a result of higher home insurance sales which increased by 25 per cent. Commissions from insurance broking increased by £73 million, or 28 per cent, as a result of higher levels of creditor insurance and growth in all major product lines.

New business sales of 1.5 million products were 13 per cent higher than last year with home, creditor and motor business all growing strongly. Overall income from creditor insurance increased by 37 per cent, reflecting higher personal sector loan volumes and an improved penetration rate. Sales of home insurance policies increased by 18 per cent to 617,000. Overall sales from the branch network increased by 8 per cent and direct channels, comprising direct mail, telephone, affinity and internet, increased by 23 per cent.

Claims were £30 million, or 39 per cent, higher at £107 million than in the first half of 2001. The overall claims ratio of 44 per cent was higher than in the first half of last year (37 per cent) largely as a result of increased property claims which reflected rising volumes of new business, and higher weather related insurance claims.

As a leading distributor of general insurance products, Lloyds TSB now has some 8.7 million policies in force and we estimate that the Group has a UK market leadership position in the distribution of home, creditor and travel insurance.

Wholesale Markets

(banking, treasury, large value lease finance, long-term agricultural finance, share registration, venture capital, and other related services for major UK and multinational companies, banks and financial institutions, and medium-sized UK businesses; and Lloyds TSB Asset Finance)

	Half-year to 30 June		Half-year to 31 December
	2002	2001	2001
	£m	£m	£m
Net interest income	**572**	504	592
Other income	**447**	447	416
Total income	**1,019**	951	1,008
Operating expenses	**504**	464	447
Trading surplus	**515**	487	561
Provisions for bad and doubtful debts	**151**	68	87
Amounts written off fixed asset investments	**9**	6	9
Profit before tax*	**355**	413	465
Efficiency ratio	**49.5%**	48.8%	44.3%
Total assets (period-end)	**£87.5bn**	£76.4bn	£79.4bn
Total risk-weighted assets (period-end)	**£49.6bn**	£41.9bn	£45.4bn

*excluding efficiency programme related restructuring costs

Wholesale Markets pre-tax profit decreased by £58 million, or 14 per cent, to £355 million.

Net interest income increased by £68 million resulting primarily from asset growth and positive interest rate management. Other income was unchanged at £447 million as increased operating lease rentals of £42 million from Lloyds TSB Leasing and Lloyds TSB Asset Finance, partly as a result of the acquisition of First National Vehicle Holdings and Abbey National Vehicle Finance, were offset by lower realisations of venture capital gains in Lloyds TSB Development Capital. Operating expenses increased by £40 million of which £22 million reflected the acquisition of First National Vehicle Holdings and Abbey National Vehicle Finance.

The charge for provisions for bad and doubtful debts in Wholesale Markets increased by £83 million. The charge relating to the Group's corporate lending portfolio increased by £81 million largely as a result of the further provisions totalling £70 million against the Group's loans and advances to two large US corporate customers, but also new provisions required against a small number of corporate exposures.

Assets grew by 15 per cent to £87.5 billion, an increase of £11.1 billion. Of this increase, over £9 billion resulted from a growth in debt securities: £4 billion from an increase in the Group's portfolio of asset backed securities, most of which were triple A rated, and a £5 billion increase in other investment grade securities. It is not the Group's policy to hold high yield junk corporate bonds.

Wholesale Markets (continued)

Our Treasury operations achieved profitable growth, primarily from positive interest rate management as interest rates remained low. The Group's risk-based activity in the derivatives markets continues to remain largely focused on straight cash based products in support of our customers' transactions.

Lloyds TSB Leasing maintained its position as the largest "big ticket" leasing company in the UK and continued to consolidate its position as an established provider of operating leases within its chosen market sectors. At the end of the half-year, Lloyds TSB Registrars' registration market share of FTSE 100 companies was maintained at 61 per cent and its market leadership in employee share administration services continued to strengthen. Lower transactional activity, however, led to a reduction in pre-tax profits to £24 million, from £29 million in the first half of 2001.

Lloyds TSB Development Capital had another good half-year achieving record levels of venture capital investment however, in difficult market conditions, realisations of venture capital gains were £35 million lower than in the first half of 2001, which lead to a pre-tax loss of £8 million, compared with pre-tax profits of £32 million in the first half of last year. In April 2002, Lloyds TSB Development Capital was named Private Equity House of the Year for 2001.

Pre-tax profits in Lloyds TSB Asset Finance, which incorporates the Group's asset finance and receivables finance businesses, increased to £37 million, from £35 million in the first half of 2001. Lloyds TSB Commercial Finance and Alex Lawrie Factors continued to expand their customer base, with some 50 per cent of their income now being derived from outside the Lloyds TSB customer base. In April 2002 Lloyds TSB Asset Finance acquired First National Vehicle Holdings and Abbey National Vehicle Finance, both previously wholly owned subsidiaries of Abbey National plc, for a provisional cash consideration of £46 million. Subject to the finalisation of completion accounts, the premium on acquisition will be approximately £82 million. The businesses have been combined with Lloyds TSB autolease to create the leader in the UK contract hire and fleet management markets. Our Motor Direct and Cars4Staff initiatives continue to expand rapidly through a range of channels, supplying new and used cars to Group staff, customers, and employees of our corporate customers. Some 2,300 cars were supplied in the first half of 2002.

International Banking

(banking and financial services overseas in four main areas: The Americas, New Zealand, Europe and Offshore Banking; and Emerging Markets Debt)

	Half-year to 30 June		Half-year to 31 December
	2002	2001	2001
	£m	£m	£m
Net interest income	**389**	385	385
Other income	**282**	232	235
Total income	**671**	617	620
Operating expenses	**274**	288	287
Trading surplus	**397**	329	333
Provisions for bad and doubtful debts	**58**	57	120
Amounts written off fixed asset investments	**30**	-	45
	309	272	168
Profit on sale of Lloyds TSB Asset Management S.A.	**-**	-	39
Profit before tax*	**309**	272	207
Efficiency ratio	**40.8%**	46.7%	46.3%
Total assets (period-end)	**£22.2bn**	£21.3bn	£22.1bn
Total risk-weighted assets (period-end)	**£14.9bn**	£13.4bn	£13.8bn

*excluding efficiency programme related restructuring costs

International Banking pre-tax profit was £37 million, or 14 per cent, higher at £309 million compared with the first half of 2001. Pre-tax profit from International Banking represented 19 per cent of Group pre-tax profit of which 7 per cent related to our New Zealand business, 7 per cent to our Europe and offshore banking operations, and 5 per cent to the Group's combined Emerging Markets Debt portfolio and Latin American businesses.

Net interest income improved slightly as volume growth in New Zealand and Brazil was offset by the impact of adverse exchange rate movements. Other income increased by £50 million, or 22 per cent, to £282 million, reflecting an increase in Emerging Markets Debt asset sales and a £23 million profit on the sale and leaseback of premises. Operating expenses reduced by £14 million. Increased costs in New Zealand and Brazil, which supported higher business volumes, were more than offset by lower costs in Argentina and our international private banking businesses.

Pre-tax profits from The National Bank of New Zealand increased by 25 per cent to £110 million as a result of asset growth across all business sectors, particularly small business banking, growth in the number of personal customers and higher retail deposits. Our consumer finance business in Brazil, Losango Consumer Finance, made a pre-tax profit of £16 million, compared with £22 million in the first half of 2001.

International Banking (continued)

The Emerging Markets Debt portfolio contributed £77 million compared with a contribution of £65 million in the first half of 2001. During the first half of the year the Group accelerated some disposals from its investment portfolio as a result of concerns over ongoing credit and liquidity risks, particularly in Latin America. Based on secondary market prices at 30 June 2002, there was a surplus of market value over the net book value of the Emerging Markets Debt investment portfolio of £15 million (December 2001: £200 million). With the historic surplus of market value over the net book value of the portfolio now largely having been eroded, as a result of lower secondary market prices, the Group does not expect to achieve similar levels of Emerging Markets Debt portfolio contributions in the second half of 2002 and beyond.

The Argentine government and the International Monetary Fund have yet to agree a firm basis for the provision of financial support to Argentina. Until this takes place, the longer term impact on our business in Argentina cannot be accurately evaluated. In the first half of 2002, however, the Group made a further write-down of £30 million against its Argentine government debt to reflect current bond secondary market prices. In addition, to take account of ongoing credit difficulties in Argentina, the Group has, as a measure of its prudent approach to provisioning, increased the general provision relating to Argentina by £20 million bringing the total general provision raised for this purpose to £75 million. On 30 June 2002 the Group's total exposure to Argentina was some £420 million. The Group's local balance sheet in Argentina had assets totalling £180 million and, in addition, the Group has offshore loans of some £140 million to affiliates of major multinational companies with Argentine operations and some £100 million in Argentine government bonds within the Emerging Markets Debt portfolio. These bonds have now been substantially written down.

While the circumstances of Argentina are unique, they are having an increasingly unsettling effect on the rest of the Latin American region, most particularly Brazil where uncertainty surrounding the outcome of the October Presidential election has had a sharp effect on the Brazilian economy. The exchange rate has fallen and interest rates have risen, both significantly, resulting in substantial volatility in stockmarket and government bond values. However, the underlying economy in Brazil, while certainly growing more slowly than in recent years, continues to enjoy modest growth and low inflation, and our businesses in the country remain profitable. On 30 June 2002, the Group's total exposure to Brazil, net of provisions, was £2.8 billion, compared to £3.3 billion at the end of December 2001, largely reflecting the Group's local balance sheet which incorporates retail and business customer lending, government bonds, cash and liquidity. Within this total exposure is some £450 million of legacy Emerging Markets Debt investments.

In October 2001, the Group sold its Brazilian fund management and private banking business, including its subsidiary Lloyds TSB Asset Management S.A. to Banco Itaú S.A. resulting in a profit on sale of £39 million.

Central group items

(earnings on surplus capital, central costs and other unallocated items)

	Half-year to 30 June		Half-year to 31 December
	2002	2001	2001
	£m	£m	£m
Accrual for payment to Lloyds TSB Foundations	**(19)**	(19)	(17)
Other finance income	**85**	152	155
Pension scheme benefit augmentations	**-**	(25)	(57)
Earnings on surplus capital, central costs and other unallocated items	**(64)**	(36)	(79)
	2	72	2

The four independent Lloyds TSB Foundations support registered charities throughout the UK that enable people, particularly disabled and disadvantaged people, to play a fuller role in society. The Foundations receive 1 per cent of the Group's pre-tax profit, averaged over three years, instead of the dividend on their shareholdings, making them in aggregate the largest independent grant giving body in the UK. In the first half of 2002, the Group accrued £19 million for payment to the Lloyds TSB Foundations.

Other finance income represents income from the expected return on the Group's pension fund assets less the charge for unwinding the discount on the pension fund liabilities. The significant reduction in income in the first half of 2002 reflects the combined impact of a reduction in the expected return on lower pension scheme assets as a result of the continuing weakness in global equity markets, and increased pension fund liabilities caused by the expected greater lifespan of pension scheme members.

INCOME

Group net interest income

Group net interest income increased by £181 million, or 8 per cent, to £2,557 million, despite a reduction of £98 million caused by a 14 basis point reduction in the net interest margin. Average interest-earning assets increased by 12 per cent to £158 billion. The overall net interest margin decreased by 14 basis points to 3.27 per cent, reflecting a lower contribution from interest-free liabilities, caused by lower average interest rates, the continuing shift in the mix of average interest-earning assets towards high quality but finer margin corporate and wholesale lending, and the impact of adverse exchange rate movements on our higher margin Latin American businesses.

	Half-year to 30 June		Half-year to 31 December
	2002	2001	2001
	£m	£m	£m
Net interest income	**2,557**	2,376	2,546
Average balances			
Short-term liquid assets	**4,079**	3,066	3,925
Loans and advances	**139,722**	130,681	134,597
Debt securities	**13,859**	6,939	10,613
Total interest-earning assets	**157,660**	140,686	149,135
Financed by:			
Interest-bearing liabilities	**145,667**	128,715	137,350
Interest-free liabilities	**11,993**	11,971	11,785
Average rates	%	%	%
Gross yield on interest-earning assets	**6.58**	8.38	7.34
Cost of interest-bearing liabilities	**3.58**	5.44	4.29
Interest spread	**3.00**	2.94	3.05
Contribution of interest-free liabilities	**0.27**	0.47	0.34
Net interest margin	**3.27**	3.41	3.39

Note: Payments made under cash gift and discount mortgage schemes are amortised over the early redemption charge period, being a maximum of five years. If these incentives had been fully written off as incurred, group and domestic net interest income would have been £23 million higher in the first half of 2002 (2001 first half: £13 million lower; second half: £1 million lower). The deferred element of the expenditure amounting to £233 million at 30 June 2002 (30 June 2001: £255 million; 31 December 2001: £256 million) is included within prepayments and accrued income in the balance sheet.

Domestic net interest income

Domestic net interest income increased by £152 million, or 8 per cent, to £2,177 million, notwithstanding a reduction of £65 million caused by a 10 basis point reduction in the net interest margin. This represents 85 per cent of total group net interest income.

Average interest-earning assets increased by 11 per cent to £131 billion. Personal lending and mortgage balances grew by £5 billion and wholesale balances increased by £7 billion.

The net interest margin decreased by 10 basis points reflecting a reduction in the contribution of interest-free liabilities and the continuing shift in the mix of average interest-earning assets towards high quality but finer margin corporate and wholesale lending. In UK Retail Banking and Mortgages there was a 5 basis point increase in the net interest margin as continued gradual erosion of product margins was more than offset by a shift in the mix of retail business growth towards personal lending and credit cards. In Wholesale Markets there was a 1 basis point reduction caused by further growth in finer margin corporate lending.

	Half-year to 30 June		Half-year to 31 December
	2002	2001	2001
	£m	£m	£m
Net interest income	**2,177**	2,025	2,177
Average balances			
Short-term liquid assets	**2,830**	1,597	2,115
Loans and advances	**119,950**	113,394	116,564
Debt securities	**7,889**	3,113	5,654
Total interest-earning assets	**130,669**	118,104	124,333
Financed by:			
Interest-bearing liabilities	**121,305**	107,802	114,608
Interest-free liabilities	**9,364**	10,302	9,725
Average rates	%	%	%
Gross yield on interest-earning assets	**6.14**	7.86	6.93
Cost of interest-bearing liabilities	**3.00**	4.83	3.75
Interest spread	**3.14**	3.03	3.18
Contribution of interest-free liabilities	**0.22**	0.43	0.29
Net interest margin	**3.36**	3.46	3.47

International net interest income

Net interest income from international operations increased by £29 million, or 8 per cent, to £380 million. This represents 15 per cent of total group net interest income. Strong volume growth, particularly in New Zealand, was offset by the effect of exchange rate movements.

Average interest-earning assets on a local currency basis increased by 22 per cent but again this increase was partly offset by the effect of exchange rate movements. The net interest margin reduced by 29 basis points as a result of lower margins in our Latin American businesses. In particular, the effect of adverse exchange rate movements had a significant impact on the reduction of 74 basis points in the net interest margin from our higher margin businesses in Brazil.

	Half-year to 30 June		Half-year to 31 December
	2002	2001	2001
	£m	£m	£m
Net interest income	**380**	351	369
Average balances			
Short-term liquid assets	**1,249**	1,469	1,810
Loans and advances	**19,772**	17,287	18,033
Debt securities	**5,970**	3,826	4,959
Total interest-earning assets	**26,991**	22,582	24,802
Financed by:			
Interest-bearing liabilities	**24,362**	20,913	22,742
Interest-free liabilities	**2,629**	1,669	2,060
Average rates	%	%	%
Gross yield on interest-earning assets	**8.71**	11.10	9.37
Cost of interest-bearing liabilities	**6.51**	8.60	7.00
Interest spread	**2.20**	2.50	2.37
Contribution of interest-free liabilities	**0.64**	0.63	0.58
Net interest margin	**2.84**	3.13	2.95

Other income

	Half-year to 30 June 2002 £m	Half-year to 30 June 2001 £m	Half-year to 31 December 2001 £m
Fees and commissions receivable:			
UK current account fees	**282**	300	273
Other UK fees and commissions	**583**	613	607
Insurance broking	**333**	260	268
Card services	**198**	166	166
International fees and commissions	**127**	130	139
	1,523	1,469	1,453
Fees and commissions payable	**(306)**	(271)	(331)
Dealing profits (before expenses):			
Foreign exchange trading income	**82**	73	85
Securities and other gains	**6**	33	42
	88	106	127
Income from long-term assurance business	**23**	(79)	50
General insurance premium income	**235**	206	222
Other operating income	**392**	392	316
Total other income	**1,955**	1,823	1,837

Other income increased by £132 million or 7 per cent, to £1,955 million. This represented 43 per cent of total income. Excluding short-term fluctuations in investment returns, other income increased by £30 million, or 1 per cent, to £2,354 million, representing 47 per cent of total income.

Fees and commissions receivable increased by 4 per cent to £1,523 million, largely reflecting strong growth in income from insurance broking and card services. Other UK fees and commissions decreased by £30 million, or 5 per cent, from £613 million to £583 million as a result of a £53 million reduction in unit trust and asset management fees, which reflected the continued fall in the level of stockmarkets during the first half of 2002. There was also a £10 million increase in fees from large corporate and factoring activity reflecting increased transaction volumes.

Insurance broking commission income increased by £73 million compared with the first half of 2001 with continued strong growth in creditor insurance products. Income from credit and debit cards increased by £32 million, mainly as a result of higher merchant service charges and fees. However, UK current account fee income fell by £18 million; a £17 million increase in fee income from added value current accounts was more than offset by a £36 million reduction in service charges and a £5 million fall in unauthorised borrowing fees.

Other income (continued)

Fees and commissions payable increased by £35 million against last year as a result of higher reciprocity fees and an increase in package costs relating to a number of products.

Dealing profits decreased by £18 million compared with the first half of 2001 as a result of lower gains from securities trading. Income from long-term assurance business increased by £102 million, however, excluding short-term fluctuations in investment returns it was broadly unchanged. Other operating income was unchanged at £392 million. Increases of £23 million in earnings on the sale and restructuring of Emerging Markets Debt investments and £42 million in operating lease rentals, largely as a result of the acquisition of First National Vehicle Holdings and Abbey National Vehicle Finance, were broadly offset by a £35 million reduction in the realisation of venture capital gains within Lloyds TSB Development Capital and a reduction of £10 million in profits on the sale and leaseback of premises.

OPERATING EXPENSES

Operating expenses

	Half-year to 30 June **2002** **£m**	Half-year to 30 June 2001 £m	Half-year to 31 December 2001 £m
Administrative expenses:			
Staff:			
Salaries and profit sharing	**876**	858	896
National insurance	**71**	71	69
Pensions	**131**	137	172
Other staff costs	**79**	99	100
	1,157	1,165	1,237
Premises and equipment:			
Rent and rates	**137**	129	132
Hire of equipment	**10**	9	9
Repairs and maintenance	**59**	58	52
Other	**53**	55	62
	259	251	255
Other expenses:			
Communications and external data processing	**204**	231	202
Advertising and promotion	**80**	89	63
Professional fees	**27**	67	38
Other	**191**	190	186
	502	577	489
Administrative expenses	**1,918**	1,993	1,981
Exceptional restructuring costs	**122**	66	186
Total administrative expenses	**2,040**	2,059	2,167
Depreciation	**299**	259	252
Amortisation of goodwill	**21**	19	20
Total operating expenses	**2,360**	2,337	2,439
Efficiency ratio	**51.3%**	53.7%	53.7%
Efficiency ratio - excluding short-term fluctuations in investment returns, investment returns on the Group's pension scheme assets and efficiency programme related restructuring costs	**45.6%**	48.3%	47.5%

Total operating expenses increased by £23 million, or 1 per cent, compared with the first half of 2001. Excluding efficiency programme related restructuring costs, operating expenses decreased by £33 million or 1 per cent. The efficiency ratio, excluding short-term fluctuations in investment returns, investment returns on the Group's pension scheme assets and efficiency programme related restructuring costs, improved to 45.6 per cent, from 48.3 per cent in the first half of 2001.

Operating expenses (continued)

Administrative expenses, excluding efficiency programme related restructuring costs, decreased by £75 million, or 4 per cent, to £1,918 million. Staff costs decreased by £8 million to £1,157 million whilst other expenses were reduced by £75 million to £502 million largely as a result of significant reductions in communications and external data processing costs and professional fees. Depreciation increased by £40 million and goodwill amortisation increased by £2 million.

Efficiency programme related restructuring costs

As part of our drive to maximise shareholder value, we are committed to achieving first quartile total shareholder return performance in comparison with a peer group of 16 national and international financial services groups. We have made good progress in this respect over the last twelve months but more needs to be done to ensure that our bottom line earnings continue to grow as robustly as possible to help achieve this goal. It is also essential that we improve our flexibility to ensure that the Group remains in a very strong position to combat the current volatile trading environment and continuing pressure on margins.

In February 2000 the Group announced a significant efficiency programme designed to support the Group's strategic aim of driving down day-to-day operating costs to improve overall efficiency and finance ongoing high levels of investment in growth businesses.

In February 2002 the Group undertook a further review to identify all opportunities to extend the efficiency programme to deliver further productivity gains. Annual benefits from the combined programme are expected to be some £600 million in 2004. As a result of the implementation of FRS 17, which has increased expected restructuring costs in 2002 by £50 million, the combined efficiency programme will now require total efficiency programme related restructuring costs of approximately £350 million in 2002 and £100 million in 2003, largely to fund severance and infrastructure costs. In 2004 and beyond no further restructuring costs are anticipated as a result of this efficiency programme.

Efficiency programme related restructuring costs	**2000 £m**	**2001 £m**	**2002 £m**	**2003 £m**	**2004 £m**
Initial efficiency programme	188	252	130	60	-
Further initiatives	-	-	220	40	-
Total	188	252	350	100	-
Expected annual benefits	**2000 £m**	**2001 £m**	**2002 £m**	**2003 £m**	**2004 £m**
Initial efficiency programme (cumulative)	-	75	145	320	410
Further initiatives (cumulative)	-	-	155	180	190
Total	-	75	300	500	600

Efficiency programme related restructuring costs (continued)

The Group is committed to growing normalised revenues at a materially higher rate than costs. In the first half of 2002 the Group has continued to benefit from the investments made in our customer relationship management and segmentation programmes, as we sold more products to more customers than ever before. We expect this positive performance to continue into the second half of 2002 and beyond, as we continue to invest for growth. The Group will continue to re-invest some of the efficiency gains achieved in the creation of new jobs to support increasing sales, enhanced customer service, and new and improved products. In the first half of 2002 efficiency programme related restructuring costs totalling £122 million were charged to the Group's profit and loss account and cumulative annual benefits from the Group's efficiency programmes totalling some £130 million have now been captured. The enhanced efficiency programme will result in a reduction of approximately 5,000 staff in 2002, primarily from central and support areas, whilst staff numbers in customer facing sales and service areas will increase by approximately 2,000, creating a net reduction in headcount of 3,000. During the first half of 2002 staff numbers throughout the Group fell by 93 notwithstanding the addition of 425 as a result of the acquisition of First National Vehicle Holdings and Abbey National Vehicle Finance. Underlying staff numbers fell by 518 and the Group's plans to reduce underlying headcount by 3,000 by the end of 2002 remain on track.

As a result of these various initiatives we expect that our operating expenses, excluding efficiency programme related restructuring costs, in 2002 will grow by no more than the rate of inflation, resulting in a further improvement in the Group's efficiency ratio and competitive position.

We will continue our clear focus on all areas of our cost base to ensure that we improve productivity wherever possible at a time when the global economic outlook is undoubtedly more uncertain than it has been for some years. These programmes will help us with our objective to deliver the level of earnings growth required each year to achieve our first quartile objective in terms of total shareholder return.

Number of employees (full-time equivalent)

Staff numbers decreased by 93 to 81,307 during the half-year. Within UK Retail Banking staff numbers decreased by 1,107 as increases from planned improvements to customer service and a substantial increase in our branch sales activities have been offset by reductions of staff numbers in back office operations as part of the Group's efficiency programmes. In Wholesale Markets staff numbers increased by 695, as a result of increasing staff numbers to support higher levels of business, the conversion of 105 staff in Lloyds TSB Registrars from temporary status to permanent staff, and 425 from the acquisition of First National Vehicle Holdings and Abbey National Vehicle Finance in April 2002. In International Banking staff numbers decreased by 135.

The Group's efficiency programme is targeting a net reduction of 3,000 staff during 2002 and these plans remain on track with an underlying net headcount reduction of 518 in the first half of the year and a further approximately 2,500 expected during the second half of the year.

	30 June 2002	31 December 2001
UK Retail Banking*	**46,613**	47,720
Mortgages	**3,682**	3,528
Insurance and Investments	**6,661**	6,313
Wholesale Markets	**9,929**	9,234
International Banking	**12,103**	12,238
Other	**2,319**	2,367
Total number of employees (full-time equivalent)	**81,307**	81,400

*Although the costs of distributing mortgages and insurance through the Lloyds TSB network are allocated to the mortgage and insurance businesses, the number of employees involved in these activities in the network is included under UK Retail Banking.

CREDIT QUALITY

Charge for bad and doubtful debts

	Half-year to 30 June		Half-year to 31 December
	2002	2001	2001
	£m	£m	£m
UK Retail Banking	**272**	196	243
Mortgages	**(2)**	2	(26)
Wholesale Markets	**151**	68	87
International Banking	**58**	57	120
Total charge	**479**	323	424
Specific provisions	**451**	327	409
General provisions	**28**	(4)	15
Total charge	**479**	323	424
Charge as % of average lending:	%	%	%
Domestic	**0.67**	0.52	0.56
International	**1.22**	0.74	1.44
Total charge	**0.75**	0.55	0.68

The total charge for bad and doubtful debts increased to £479 million from £323 million. In UK Retail Banking the provisions charge increased by £76 million, from £196 million to £272 million. New specific provisions increased by 24 per cent, largely as a result of volume related asset growth in the personal loan and credit card portfolios, whilst releases and recoveries increased by only 8 per cent. In Wholesale Markets the provisions charge increased by £83 million to £151 million from £68 million in the first half of 2001. There was an increase in provisions within the corporate lending portfolio, reflecting the slowdown in economic activity in the UK, and the Group has made further provisions totalling £70 million against its exposure to two large US corporate customers. Excluding the £70 million additional specific corporate provisions and the £20 million general provision relating to Argentina, the Group provisions charge as a percentage of average lending was 0.61 per cent.

Notwithstanding the general slowdown in global economic growth, non-performing loans reduced to £1,216 million compared with £1,222 million in December 2001 and represented 0.9 per cent of total lending, compared with 1.0 per cent in December 2001. Our high quality lending portfolio remains heavily influenced by our mortgage business and we remain well positioned for any continued economic slowdown. In addition the Group maintains a constant review of all large corporate and sector exposures and is satisfied that its prudent lending approach will continue to ensure that the Group's high quality lending book remains well positioned.

Movements in provisions for bad and doubtful debts

	Half-year to 30 June 2002		Half-year to 30 June 2001		Half-year to 31 December 2001	
	Specific £m	**General £m**	Specific £m	General £m	Specific £m	General £m
At 1 January	**1,099**	**369**	1,069	357	1,116	354
Exchange and other adjustments	**(38)**	**(1)**	18	1	(33)	-
Adjustments on acquisition	**-**	**3**	-	-	-	-
Advances written off	**(444)**	**-**	(399)	-	(486)	-
Recoveries of advances written off in previous years	**99**	**-**	101	-	93	-
Charge (release) to profit and loss account:						
New and additional provisions	**756**	**28**	610	4	700	60
Releases and recoveries	**(305)**	**-**	(283)	(8)	(291)	(45)
	451	**28**	327	(4)	409	15
	1,167	**399**	1,116	354	1,099	369
	1,566		1,470		1,468	
Closing provisions as % of lending (excluding unapplied interest)						
Specific:						
Domestic	**899**	**(0.8%)**	817	(0.8%)	848	(0.8%)
International	**268**	**(1.5%)**	299	(1.8%)	251	(1.5%)
	1,167	**(0.9%)**	1,116	(0.9%)	1,099	(0.9%)
General	**399**	**(0.3%)**	354	(0.3%)	369	(0.3%)
Total	**1,566**	**(1.2%)**	1,470	(1.2%)	1,468	(1.2%)

At the end of June 2002 provisions for bad and doubtful debts totalled £1,566 million. This represented 1.2 per cent of total lending. Non-performing lending decreased to £1,216 million from £1,222 million in December 2001. At the end of the half-year, total provisions represented over 120 per cent of non-performing loans. Arrears levels, in general, remain stable.

CAPITAL RATIOS

Risk asset ratios

	30 June 2002 £m	31 December 2001 £m
Capital		
Tier 1 (page 47, note 9)	**9,107**	8,408
Tier 2	**8,858**	7,831
	17,965	16,239
Supervisory deductions	**(6,874)**	(6,752)
Total capital	**11,091**	9,487
Risk-weighted assets	**£bn**	£bn
UK Retail Banking	**21.6**	19.6
Mortgages	**29.6**	28.7
Insurance and Investments	**0.2**	0.2
UK Retail Financial Services	**51.4**	48.5
Wholesale Markets	**49.6**	45.4
International Banking	**14.9**	13.8
Central group items	**0.3**	0.2
Total risk-weighted assets	**116.2**	107.9
Risk asset ratios		
Total capital	**9.5%**	8.8%
Tier 1	**7.8%**	7.8%
	Half-year to 30 June 2002	Half-year to 31 December 2001
Post-tax return on average risk-weighted assets	**2.07%**	2.14%

At the end of June 2002 the risk asset ratios were 9.5 per cent for total capital and 7.8 per cent for tier 1 capital.

During the first half of 2002, total capital for regulatory purposes increased by £1,604 million to £11,091 million. Tier 1 capital increased by £699 million, mainly from retained profits. The total amount of embedded value earnings contained within the Group's tier 1 capital is now some £2.5 billion. Tier 2 capital increased by £1,027 million and supervisory deductions increased by £122 million. Notwithstanding its strong capital position, the Group intends to raise additional non-equity tier 1 capital during the next few months in order to strengthen its capital ratios. We see this as a prudent measure for the Group, given the uncertainties surrounding current economic and stockmarket conditions.

Risk-weighted assets increased to £116 billion and the post-tax return on average risk-weighted assets decreased slightly to 2.07 per cent.

BALANCE SHEET INFORMATION

Total assets

Total assets increased by £14 billion, or 6 per cent, to £247 billion. Loans and advances to customers increased by £9 billion, or 7 per cent, to £128 billion.

	Half-year to 30 June 2002 £m	Half-year to 30 June 2001 £m	Half-year to 31 December 2001 £m
Deposits – customer accounts			
Sterling:			
Non-interest bearing current accounts	**5,904**	5,774	6,008
Interest bearing current accounts	**21,673**	19,449	18,852
Savings and investment accounts	**50,975**	47,844	48,969
Other customer deposits	**17,395**	17,445	17,682
Total sterling	**95,947**	90,512	91,511
Currency	**17,840**	15,371	17,605
Total deposits - customer accounts	**113,787**	105,883	109,116
Loans and advances to customers			
Domestic:			
Agriculture, forestry and fishing	**2,096**	2,097	2,074
Manufacturing	**3,626**	3,444	3,321
Construction	**1,376**	1,257	1,309
Transport, distribution and hotels	**4,574**	4,465	4,440
Property companies	**3,277**	2,680	2,907
Financial, business and other services	**8,480**	9,962	8,736
Personal : mortgages	**58,614**	54,477	56,578
: other	**14,093**	11,908	12,784
Lease financing	**7,372**	7,681	7,552
Hire purchase	**5,708**	5,326	5,345
Other	**3,092**	2,625	2,992
Total domestic	**112,308**	105,922	108,038
International:			
Latin America	**1,914**	2,410	2,347
New Zealand	**9,866**	7,730	8,435
Rest of the world	**6,009**	5,399	5,651
Total international	**17,789**	15,539	16,433
	130,097	121,461	124,471
Provisions for bad and doubtful debts*	**(1,565)**	(1,465)	(1,466)
Interest held in suspense*	**(54)**	(80)	(70)
Total loans and advances to customers	**128,478**	119,916	122,935

*figures exclude provisions and interest held in suspense relating to loans and advances to banks

NOTES

1. **Accounting policies and presentation**

During the first half of 2002 the Group has made a number of changes in accounting policy to implement the requirements of new accounting standards and guidelines. Comparative figures have been restated. The effect of these changes in policy on the results for the first half of the year and comparative periods is set out below.

Urgent Issues Task Force Abstract 33 (UITF 33)

UITF 33 was issued in February 2002 and is effective for accounting periods ending on or after 23 March 2002. Following its implementation the Group has reclassified €750 million (£500 million) of Perpetual Capital Securities as undated loan capital and the related cost is included within interest expense. Previously these securities were included within minority interests in the balance sheet and the cost was treated as a minority interest deduction.

Financial Reporting Standard 19 (FRS 19) – Deferred Tax

FRS 19 was issued in December 2000 and is effective for accounting periods ending on or after 23 January 2002. Following its implementation, the Group makes full provision for deferred tax assets and liabilities arising from timing differences between the recognition of gains and losses in the financial statements and their recognition in a tax computation. Previously provision was only made where it was considered that there was a reasonable probability that a liability or asset would crystallise in the foreseeable future. An adjustment has been made increasing shareholders' equity at 31 December 2001 by £40 million to reflect the revised policy.

Financial Reporting Standard 17 (FRS 17) – Retirement Benefits

FRS 17 replaces SSAP 24 and UITF 6 as the accounting standard dealing with post-retirement benefits in the accounts of UK companies. The Group has decided to implement the requirements of FRS 17 in 2002 to coincide with the triennial full actuarial valuations of the Group's pension schemes and because of the significant impact that implementation has on the Group's reported results.

The new standard requires the Group to include the assets of its defined benefit schemes on its balance sheet together with the related liability to make benefit payments. The profit and loss account includes a charge in respect of the cost of accruing benefits for active employees and any benefit improvements; the expected return on the schemes' assets is included within other income less a charge in respect of the unwinding of the discount applied to the schemes' liabilities. The cost of severance borne by the pension schemes for employees leaving early as a result of initiatives related to the Group's efficiency programme is included within exceptional restructuring costs. Under SSAP 24 the profit and loss account included a charge in respect of the cost of accruing benefits for active employees offset by a credit representing the amortisation of the surplus in the Group's defined benefit schemes; a pension prepayment was included in the Group's balance sheet. An adjustment has been made reducing shareholders' equity at 31 December 2001 by £236 million to reflect the revised policy.

1. **Accounting policies and presentation** (continued)

Financial Reporting Standard 17 (FRS 17) – Retirement Benefits (continued)

At 30 June 2002 a net pension asset of £455 million was included in the Group's balance sheet, based upon actuarial valuations carried out in December 2001. If the results of these valuations were updated to reflect market movements to 30 June 2002 it is estimated that there would have been a net pension deficit of some £600 million at that date. This reduction reflects a fall in the value of the schemes' assets caused by the significant reduction in equity market values. In accordance with FRS 17, the actuarial valuations will be formally updated at the year-end.

Short-term fluctuations in investment returns

In December 2001, the Association of British Insurers published detailed guidance for the preparation of figures using the achieved profits method of accounting which are published as supplementary financial information accompanying the accounts of most listed insurance companies. The ABI guidance recommends the use of unsmoothed fund values to calculate the value of in-force business. To ensure that the results of the Group's insurance operations are comparable with the supplementary financial information published by listed insurers the Group has changed the basis of its embedded value calculations to use unsmoothed fund values; previously the Group had used fund values smoothed over a two-year period. An adjustment has been made reducing shareholders' equity at 31 December 2001 by £208 million, to reflect the revised policy.

The following tables show the impact of the changes in accounting policies:

	Half-year to 30 June 2002				
	UITF 33 £m	FRS 19 £m	FRS 17 £m	Short-term Fluctuations £m	Total Adjustment £m
Net interest income	(15)				(15)
Other finance income			85		85
Other income				(103)	(103)
Total income	(15)		85	(103)	(33)
Operating expenses			201		201
Trading surplus	(15)		(116)	(103)	(234)
Provisions/claims					-
Associates					-
Profit before tax	(15)		(116)	(103)	(234)
Tax		(6)	(35)	(31)	(72)
Profit after tax	(15)	6	(81)	(72)	(162)
Minority interests	(15)				(15)
Attributable profit	-	6	(81)	(72)	(147)

1. **Accounting policies and presentation** (continued)

	Half-year to 30 June 2001					
	Original Results £m	UITF 33 £m	FRS 19 £m	FRS 17 £m	Short-term Fluctuations £m	Restated Results £m
Net interest income	2,382	(6)				2,376
Other finance income				152		152
Other income	2,000				(177)	1,823
Total income	4,382	(6)		152	(177)	4,351
Operating expenses	2,133			204		2,337
Trading surplus	2,249	(6)		(52)	(177)	2,014
Provisions/claims	406					406
Associates	(5)					(5)
Profit before tax	1,838	(6)		(52)	(177)	1,603
Tax	513		1	(16)	(53)	445
Profit after tax	1,325	(6)	(1)	(36)	(124)	1,158
Minority interests	33	(6)				27
Attributable profit	1,292	-	(1)	(36)	(124)	1,131

	Half-year to 31 December 2001					
	Original Results £m	UITF 33 £m	FRS 19 £m	FRS 17 £m	Short-term Fluctuations £m	Restated Results £m
Net interest income	2,562	(16)				2,546
Other finance income				155		155
Other income	1,882				(45)	1,837
Total income	4,444	(16)		155	(45)	4,538
Operating expenses	2,191			248		2,439
Trading surplus	2,253	(16)		(93)	(45)	2,099
Provisions/claims	575					575
Associates	(5)					(5)
Profit on sale of business	39					39
Profit before tax	1,712	(16)		(93)	(45)	1,558
Tax	458		13	(27)	(14)	430
Profit after tax	1,254	(16)	(13)	(66)	(31)	1,128
Minority interests	46	(16)				30
Attributable profit	1,208	-	(13)	(66)	(31)	1,098

Consequential adjustments have been made to the balance sheet to reflect these changes in accounting policy and other minor reclassifications.

2. **Economic profit**

In pursuit of our aim to maximise shareholder value, we use a system of value based management as a framework to identify and measure value in order to help us make better business decisions. Accounting profit is of limited use as a measure of value creation and performance as it ignores the cost of the equity capital that has to be invested to generate the profit. We choose economic profit as a measure of performance because it captures both growth in investment and return. Economic profit represents the difference between the earnings on the equity invested in a business and the cost of the equity. Our calculation of economic profit uses average equity for the half-year and is based on a cost of equity of 9 per cent (2001: 9 per cent).

Economic profit instils a rigorous financial discipline in determining investment decisions throughout the Group. It enables us to evaluate alternative strategies objectively, with a clear understanding of the value created by each strategy, and then to select the strategy which creates the greatest value.

3. **Earnings per share**

	Half-year to 30 June		Half-year to 31 December
	2002	2001	2001
Basic			
Profit attributable to shareholders	**£1,113m**	£1,131m	£1,098m
Weighted average number of ordinary shares in issue	**5,562m**	5,517m	5,549m
Earnings per share	**20.0p**	20.5p	19.8p
Fully diluted			
Profit attributable to shareholders	**£1,113m**	£1,131m	£1,098m
Weighted average number of ordinary shares in issue	**5,601m**	5,574m	5,592m
Earnings per share	**19.9p**	20.3p	19.6p

4. **Tax**

The effective rate of tax was 28.8 per cent (2001 first half: 27.8 per cent). The lower effective rate of tax, compared with the standard tax rate of 30 per cent, is largely due to tax relief on payments to the QUEST to satisfy Save As You Earn options, and gains on disposals of properties sheltered by capital losses.

5. Short-term fluctuations in investment returns

In accordance with generally accepted accounting practice in the UK, it is the Group's accounting policy to carry the investments comprising the reserves held by its life companies at market value. The reserves held to support the with-profits business of Scottish Widows are substantial and changes in market values will result in significant volatility in the Group's embedded value earnings. In addition, the movement in the embedded value in the balance sheet includes experience variances related to movements in the market value of the funds. Consequently, in order to provide a clearer representation of the underlying performance, the results of the life and pensions business are analysed between an operating profit, including investment earnings calculated using longer-term investment rates of return, and a profit before tax, separately identifying the effect of short-term fluctuations in investment returns.

The longer-term rates of return for the period are consistent with those used by the Group in the calculation of the embedded value at the beginning of the period, which were 8.00 per cent for equities and 5.25 per cent for gilts. These are based upon a long-term view of economic activity and are therefore not adjusted for market movements which are considered to be short term. This approach is considered the most appropriate given the long-term nature of the portfolio of products and achieves consistency in reporting from one period to the next.

Lloyds TSB General Insurance also holds investments to support its underwriting business; these are carried at market value and gains and losses included within dealing profits. Consistent with the approach adopted for the life and pensions business, an operating profit for the general insurance business is calculated including investment earnings normalised using the same long-term rates of return.

During the first half of 2002 the FTSE All-Share index fell by 10.3 per cent and this created adverse short-term fluctuations in investment returns totalling £399 million. These adverse short-term fluctuations should not represent a permanent impairment to the value of the Group's reserves which fluctuate as stockmarket values fluctuate.

6. Free Asset Ratio

The free asset ratio is a common measure of financial strength in the UK for long-term insurance business. It is the ratio of assets less liabilities (including actuarial reserves but before the required regulatory minimum solvency margin) expressed as a percentage of the liabilities. At 30 June 2002, the free asset ratio for Scottish Widows plc was an estimated 12.4 per cent, compared with 11.5 per cent at 31 December 2001. For reference purposes, this ratio has been calculated based on Form 9 Line 25 divided by the total sum of Form 9 Line 23 and Form 9 Line 24 of the FSA Returns, using figures at 30 June 2002. After adjusting for the required regulatory minimum solvency margin, the Scottish Widows plc ratio, expressed as a percentage of total assets, was an estimated 7.4 per cent at 30 June 2002, compared with 6.6 per cent at 31 December 2001. For reference purposes, this has been calculated based on Form 9 Line 44 divided by the sum of Form 9 Line 21 and Form 9 Line 22 of the FSA returns, using figures at 30 June 2002.

7. Income and expenses reconciliations

To facilitate comparison of results, certain key financial information and commentaries have been considered excluding short-term fluctuations in investment returns, the impact of investment returns on the Group's pension scheme assets and efficiency programme related restructuring costs. Reconciliations are detailed below.

	Half-year to 30 June		Half-year to 31 December
	2002	2001	2001
	£m	£m	£m
Income, excluding short-term fluctuations in investment returns and the impact of investment returns on the Group's pension scheme assets	**4,911**	4,700	4,741
Short-term fluctuations in investment returns	**(399)**	(501)	(358)
Other finance income	**85**	152	155
Total income	**4,597**	4,351	4,538

	Half-year to 30 June		Half-year to 31 December
	2002	2001	2001
	£m	£m	£m
Expenses, excluding efficiency programme related restructuring costs	**2,238**	2,271	2,253
Efficiency programme related restructuring costs	**122**	66	186
Total operating expenses	**2,360**	2,337	2,439

8. Dividend

The interim dividend for 2002 of 10.7p per share (2001: 10.2p), an increase of 5 per cent, will be paid on 9 October 2002.

Shareholders who have already joined the dividend reinvestment plan will automatically receive shares instead of the cash dividend. Shareholders who have not joined the plan and wish to do so may obtain an application form from Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA (telephone 0870 6003990). Key dates for the payment of the interim dividend are:

Shares quoted ex-dividend. Shares purchased before this date qualify for the dividend	14 August
Record date. Shareholders on the register on this date are entitled to the dividend	16 August
Final date for joining or leaving the dividend reinvestment plan	11 September
Interim dividend paid	9 October

9. Review of interim profits

The interim profits in 2002 were reviewed and reported upon, without qualification, by the Company's auditors PricewaterhouseCoopers, in accordance with the conditions set out in the Financial Services Authority's Interim Prudential Sourcebook: Banks (chapter CA Definition of Capital, section 5) thereby enabling the retained profit to be included in tier 1 capital shown on page 39.

10. Other information

The results for the half-year ended 30 June were approved by the directors on 1 August 2002.

Statutory accounts for the year ended 31 December 2001 were delivered to the registrar of companies. The auditors' report on these accounts was unqualified and did not include a statement under sections 237(2) (accounting records or returns inadequate or accounts not agreeing with records and returns) or 237(3) (failure to obtain necessary information and explanations) of the Companies Act 1985.

Results for the year ending 31 December 2002 will be announced on 14 February 2003.

CONTACTS

For further information please contact:-

Philip Hampton
Group Finance Director
Lloyds TSB Group plc
020 7356 1436
E-mail: philip.hampton@ltsb-finance.co.uk

Michael Oliver
Director of Investor Relations
020 7356 2167
E-mail: michael.oliver@ltsb-finance.co.uk

Terrence Collis
Director of Group Corporate Communications
Lloyds TSB Group plc
020 7356 2078
E-mail: terrence.collis@lloydstsb.co.uk

Copies of this news release may be obtained from Investor Relations, Lloyds TSB Group plc, 71 Lombard Street, London EC3P 3BS (telephone 020 7356 1273). The full news release can also be found on the Group's website - www.lloydstsb.com.

Information about the Group's role in the community and copies of the Group's code of business conduct and its environmental report may be obtained by writing to Public Affairs, Lloyds TSB Group plc, 71 Lombard Street, London EC3P 3BS. This information is also available on the Group's website.